ARCELORMITTAL REPORTS

FULL YEAR AND FOURTH QUARTER 2008 RESULTS

Luxembourg, February 11, 2009 - ArcelorMittal (referred to as “ArcelorMittal”, or the “Company”) (MT (New York, Amsterdam, Brussels, Luxembourg, Paris) MTS (Madrid)), the world’s leading steel company, today announced results for the three- and twelve-month periods ended December 31, 2008.

Highlights for the twelve months ended December 31, 2008:

•	Shipments of 101.7 million tonnes, down 7% year-on-year
•	EBITDA[1] of $24.5 billion, up 26% year-on-year
•	Net income of $9.4 billion, down 9% year-on-year

Highlights for the three months ended December 31, 2008:

•	Shipments of 17.1 million tonnes, down 33% as compared to Q308
•	EBITDA of $2.8 billion
•	Net loss of $2.6 billion due to $3.1 billion exceptional charges post-tax ($4.4 billion pre-tax) [2]
•	Net debt reduction of $6.0 billion
•	Liquidity increased to $13.4 billion in Q408 as compared to $12.0 billion in Q308

Update on initiatives in response to the exceptional market environment

•	Continuing temporary production cuts in Q109 until inventory reduction process is complete
•	Refocusing the $5 billion Management Gains program; targeting savings of $2 billion in 2009
•	Targeting a reduction of working capital rotation by 15-25 days during 2009, further reducing CAPEX to $3 billion in 2009 and reducing dividend to 0.75 $/share
•	On track to achieve targeted $10 billion net debt reduction

_________________________

1 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.. A reconciliation of EBITDA to operating income is provided in Appendix 3.

2 During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion pre-tax related to write-downs of inventory and raw material supply contracts, and provisions for workforce reductions and litigation.

New Forward Start facilities3

•

Refinancing of $4.8 billion of certain existing indebtedness and credit facilities maturing in 2010 and 2011 secured in principle through Forward Start facilities. Maturing of new facilities will be 2012

Guidance for first quarter 2009

•	Q109 EBITDA expected to be approximately $1.0 billion due to full impact of price declines and production cuts

Commenting, Mr. Lakshmi N. Mittal, Chairman and CEO, ArcelorMittal, said:

“ArcelorMittal’s generally excellent performance in 2008 was overshadowed by the considerable slowdown in the world economy in the last quarter of the year.  Our scale, strength and market leadership, however, allowed us to swiftly and decisively implement a number of operational and financial measures to adapt to the changing environment.  These measures have already started to yield results.  The reduction of net debt is particularly pleasing, enabled by our ability to continue to generate strong free cash flow.  Whilst the operating climate is likely to remain challenging for the first quarter, we are starting to see some signs of improvement."

_________________________

3 A Forward Start facility is a committed facility to refinance an existing facility upon its maturity.

Financial highlights (on the basis of IFRS4, amounts in US$ and Euros5):

(In millions of US dollars except earnings per share and shipments data)

Results	US Dollars
	Q4 2008	Q3 2008	Q4 2007	12M 2008	12M 2007
Shipments (million MT)[6]	17.1	25.6	28.0	101.7	109.7
Sales	22,089	35,198	27,993	124,936	105,216
EBITDA[7]	2,808	8,580	4,847	24,478	19,400
Operating income (loss)[8]	(3,466)	5,467	3,290	12,236	14,830
Net income (loss)	(2,632)	3,821	2,435	9,399	10,368
Basic earnings (loss) per share	$(1.93)	$2.79	$1.72	$6.80	$7.41

(In millions of Euros except earnings per share and shipments data)

Results	Euros
	Q4 2008	Q3 2008	Q4 2007	12M 2008	12M 2007
Shipments (million MT)	17.1	25.6	28.0	101.7	109.7
Sales	16,744	23,387	19,324	84,944	76,772
EBITDA	2,129	5,701	3,346	16,643	14,155
Operating income (loss)	(2,627)	3,633	2,271	8,319	10,821
Net income (loss)	(1,995)	2,539	1,681	6,390	7,565
Basic earnings (loss) per share	€(1.46)	€1.85	€1.19	€4.62	€5.41

_________________________

4 The financial information in this press release and Appendix 1 has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). While the interim financial information included in this announcement has been prepared in accordance with IFRS applicable to interim periods, this announcement does not contain sufficient information to constitute an interim financial report as defined in International Accounting Standards 34, “Interim Financial Reporting”. Unless otherwise noted the numbers in the press release have not been audited.

5 US dollars have been translated into Euros using an average exchange rate ($/Euro) of 1.3192, 1.5050, 1.4486, 1.4708 and 1.3705 for Q4 2008, Q3 2008, Q4 2007, 12M 2008 and 12M 2007, respectively.

6 Shipments defined as the sum of segment shipments excluding Steel Solutions and Services. Some intercompany shipments included.

7 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items. A reconciliation of EBITDA to operating income is provided in Appendix 3.

8 During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation. During the third quarter of 2008, as per IFRS, the Company recognized a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees.

FULL YEAR 2008 AND FOURTH QUARTER 2008 NEWS CONFERENCE (FOR MEDIA)

ArcelorMittal management will host a news conference:

Date: Wednesday, February 11th 2009

Time: 5.30 am New York Time / 10.30 am London Time / 11.30 am CET

The dial in number:

International number:    +44 203 023 4459

UK:      0203 023 4459

USA:   +1 646 843 4608

France: 0170994740

Replay Numbers:

International number:    +44 20 8196 1998

UK:      0208 196 1998

USA:   +1 866 583 1035

France: 0178401517

Access Code for each language on the replay:

English 069434

Spanish 181439

French 414790

The news conference will be available via a live video webcast on www.arcelormittal.com.

FULL YEAR 2008 AND FOURTH QUARTER 2008 EARNINGS ANALYST CONFERENCE CALL

Additionally, ArcelorMittal management will host a conference call for members of the investment community to discuss the fourth quarter 2008 financial performance of ArcelorMittal at 9.30 am New York time / 2.30 pm London time / 3.30 pm CET on Wednesday, February 11th 2009. The conference call will include a brief question and answer session with senior management. The conference call information is as follows:

Dial in access numbers will be the following:

International: +44 208 6110 043

UK: 0208 6110 043

USA: +1 866 432 7175

A replay of the conference call will be available for one week by dialing (access code 634819):

International: +44 208 196 1998

UK: 0208 196 1998

USA: +1 866 583 1035

The presentation will be available via a live video webcast on www.arcelormittal.com

Forward-Looking Statements

This document may contain forward-looking information and statements about ArcelorMittal and its subsidiaries. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target” or similar expressions. Although ArcelorMittal’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ArcelorMittal’s securities are cautioned that forward-looking information and statements are subject to numerous risks and uncertainties, many of which are difficult to predict and generally beyond the control of ArcelorMittal, that could cause actual results and developments to differ materially and adversely from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Luxembourg Stock Market Authority for the Financial Markets (Commission de Surveillance du Secteur Financier) and the United States Securities and Exchange Commission (the “SEC”) made or to be made by ArcelorMittal, including ArcelorMittal’s Annual Report on Form 20-F for the year ended December 31, 2007 filed (and its Annual Report on Form 20-F for the year ended December 31, 2008 to be filed) with the SEC. ArcelorMittal undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

ARCELORMITTAL FULL YEAR AND FOURTH QUARTER 2008 RESULTS

ArcelorMittal, the world’s leading steel company, today announced results for the three- and twelve-month periods ended December 31, 2008.

Analysis of results for the twelve months ended December 31, 2008 versus results for the twelve months ended December 31, 2007

ArcelorMittal’s net income for the twelve months ended December 31, 2008 was $9.4 billion, or $6.80 per share, as compared to net income for the twelve months ended December 31, 2007 of $10.4 billion, or $7.41 per share.

Sales and operating income9 for the twelve months ended December 31, 2008 were $124.9 billion and $12.2 billion, respectively, as compared with sales and operating income for the twelve months ended December 31, 2007, of $105.2 billion and $14.8 billion, respectively. Sales were higher primarily due to higher average steel selling prices (tempered by a sharp decrease in the fourth quarter), offset by lower steel shipment volumes due mainly to a sharp drop in demand in the fourth quarter.

Total steel shipments for the twelve months ended December 31, 2008 decreased to 102 million metric tonnes as compared with total steel shipments of 110 million metric tonnes for the twelve months ended December 31, 2007. The Company reduced steel production and shipments during the fourth quarter in response to reduced market demand resulting from the global economic crisis.

Depreciation costs for the twelve months ended December 31, 2008 increased to $5.0 billion as compared with depreciation costs for the twelve months ended December 31, 2007 of $4.1 billion. Depreciation increased primarily due to an increase in tangible and intangible assets, foreign exchange differences, and acquisitions.

Impairment losses for the twelve months ended December 31, 2008 amounted to $1.1 billion, including impairments of $497 million (consisting primarily of a $200 million loss on the disposal of the Sparrows Point plant in the United States, and asset impairments of $74 million (various ArcelorMittal USA sites), $60 million (Gandrange, France) and $54 million (Zumarraga, Spain), and reduction of goodwill of $560 million10. Impairment losses for the twelve months ended December 31, 2007 had amounted to $432

_________________________

9 The Company recorded substantial exceptional charges in the third and fourth quarters of 2008 (see Appendix 3). During the third quarter 2008, as per IFRS, the Company recognized a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees. During the fourth quarter of 2008, the exceptional charges amounted to $4.4 billion and related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation.

10 As required by IFRS, this reduction of goodwill primarily resulted from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting, among others due to reorganizations in the Flat Carbon Europe segment ($117 million) and in the Long Carbon Americas and Europe segment ($291 million). In addition, certain goodwill amounts in Flat Carbon Europe were reduced in light of current market conditions.

million, including impairments of $172 million for facility restructurings and reduction of goodwill of $260 million.

Income from equity method investments and other income for the twelve months ended December 31, 2008 was $1.7 billion, as compared with income from equity method investments and other income of $985 million for the twelve months ended December 31, 2007. The increase is primarily due to equity investments in German, Chinese and Turkish companies.

Foreign exchange and other financing costs were $156 million for the twelve months ended December 31, 2008, as compared to foreign exchange and other financing gain of $239 million for the twelve months ended December 31, 2007. Net interest expense, which includes bank fees, interest on loans and interest on pensions, increased to $2.0 billion for the twelve months ended December 31, 2008 as compared to $1.6 billion for the twelve months ended December 31, 2007, due to an increased level of borrowing (see “Liquidity and Capital Resources” below). Losses related to the fair value of derivative instruments for the twelve months ended December 31, 2008 amounted to $177 million, as compared with $431 million of gains for the twelve months ended December 31, 2007.

Income tax expense for the twelve months ended December 31, 2008, decreased to $1.1 billion as compared with income tax expense for the twelve months ended December 31, 2007 of $3.0 billion. The effective tax rate (ETR) for the twelve months ended December 31, 2008 was lower at 9.5% (or 12.7% before the recognition of deferred tax assets on acquired net operating losses) as compared with the effective tax rate for the twelve months ended December 31, 2007 of 20.4%. The lower ETR for the year is primarily due to a change in the geographical mix of ArcelorMittal’s sources of income and a decrease in statutory tax rates in some countries.

Minority interest for the twelve months ended December 31, 2008 decreased to $1.0 billion as compared with minority interest for the twelve months ended December 31, 2007 of $1.5 billion. The decrease resulted primarily from the repurchase of minority interests in Arcelor (via the second-step merger in 2007), ArcelorMittal Brasil, ArcelorMittal Inox Brasil and Acindar, partially offset by higher income from ArcelorMittal South Africa and ArcelorMittal Ostrava.

Analysis of results for three months ended December 31, 2008 versus three months ended September 30, 2008 and three months ended December 31, 2007

ArcelorMittal recorded a net loss for the three months ended December 31, 2008 of $2.6 billion, or $(1.93) per share, as compared with net income of $3.8 billion, or $2.79 per share, for the three months ended September 30, 2008, and net income of $2.4 billion or $1.72 per share, for the three months ended December 31, 2007.

Sales for the three months ended December 31, 2008 were $22.1 billion, a sharp decrease from sales of $35.2 billion for the three months ended September 30, 2008 and $28.0 billion for the three months ended December 31, 2007. The decline resulted from a collapse in demand for steel products and a sharp fall in prices in the fourth quarter as a result of the global economic crisis, to which ArcelorMittal responded with substantial production cuts starting in September 2008 and increasing through the fourth quarter.

ArcelorMittal recorded an operating loss for the three months ended December 31, 2008 of $3.5 billion, as compared with operating income of $5.5 billion for the three months ended September 30, 2008 and operating income of $3.3 billion for the three months ended December 31, 2007. During the fourth quarter of 2008, ArcelorMittal recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reductions and litigation.

Total steel shipments for the three months ended December 31, 2008 were 17.1 million metric tonnes as compared with steel shipments of 25.6 million metric tonnes for the three months ended September 30, 2008 and 28.0 million metric tonnes for the three months ended December 31, 2007. As noted above, the sharp decrease resulted from a collapse in demand.

Depreciation costs for the three months ended December 31, 2008 were $1.2 billion as compared with depreciation costs of $1.4 billion for the three months ended September 30, 2008 and $1.1 billion for the three months ended December 31, 2007.

Impairment losses for the three months ended December 31, 2008 amounted to $588 million, including impairments of $325 million (consisting primarily of asset impairments of $74 million (at various ArcelorMittal USA sites), $60 million (Gandrange, France) and $54 million (Zumarraga, Spain) and reduction of goodwill of $26411 million compared to $60 million for the three months ended September 30, 2008.

Income from equity method investments and other income for the three months ended December 31, 2008 remained flat at $386 million, as compared with the three months ended September 30, 2008, and $273 million for the three months ended December 31, 2007.

Foreign exchange and other financing income for the three months ended December 31, 2008 amounted to $236 million, as compared to a foreign exchange and other financing loss of $287 million for the three months ended September 30, 2008. Net interest expense, which includes bank fees, interest on loans and interest on pensions, increased to $640 million for the three months ended December 31, 2008 as compared to $529 million for the three months ended September 30, 2008, due to higher interest cost of $54 million on pension obligations, and lower income on cash balances. (See “Liquidity and Capital Resources” below). Losses related to the fair value of derivative instruments for the three months ended December 31, 2008 amounted to $240 million, as compared with $107 million of losses for the three months ended September 30, 2008, primarily due to losses on forward contracts on freight.

_________________________

11 As required by IFRS, this reduction of goodwill primarily resulted from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting, among others due to reorganizations in the Flat Carbon Europe segment ($65 million) and in the Long Carbon Americas and Europe segment ($70 million). In addition, certain goodwill amounts in Flat Carbon Europe were reduced in light of current and expected market conditions.

ArcelorMittal recorded an income tax benefit of $1,126 million for the three months ended December 31, 2008, primarily as a result of operating losses. ArcelorMittal had recorded an income tax expense of $695 million for the three months ended September 30, 2008. The effective tax rate for the three months ended December 31, 2008 was 30.2% as compared with 14.1% for the three months ended September 30, 2008. The higher ETR for the quarter is primarily due to a change in the geographical mix of ArcelorMittal’s results. The income tax expense for the three months ended December 31, 2007 was $345 million, with an effective tax rate of 11.4%.

Minority interest for the three months ended December 31, 2008 was $34 million as compared with $414 million for the three months ended September 30, 2008. The decrease is due to lower income from ArcelorMittal South Africa and ArcelorMittal Ostrava. Minority interest for the three months ended December 31, 2007 was $237 million.

Analysis of segment operations for the three months ended December 31, 2008 as compared to the three months ended September 30, 2008

The results of operations by segment discussed below reflect the changes to ArcelorMittal’s segmental reporting made effective January 1, 2008 in light of the new Group Management Board structure announced on April 21, 2008.

Flat Carbon Americas

As from January 1, 2008, ArcelorMittal Montreal and the tubular products business of ArcelorMittal Dofasco have been transferred to Long Carbon Americas and Europe.

Total steel shipments in the Flat Carbon Americas segment were nearly halved at 3.9 million metric tonnes for the three months ended December 31, 2008, as compared with steel shipments of 6.9 million metric tonnes for the three months ended September 30, 2008, in line with the sharp deterioration of global steel markets in the fourth quarter.

Sales also declined to $4.5 billion for the three months ended December 31, 2008 as compared with sales of $8.5 billion for the three months ended September 30, 2008, due to both lower volumes and prices (an 8.7% decrease in average steel selling price).

The segment recorded an operating loss of $0.4 billion for the three months ended December 31, 2008 representing a sharp decline from operating income of $0.6 billion for the three months ended September 30, 2008. The operating loss included exceptional charges of $0.5 billion related to write-downs of inventory and raw material supply contracts. In the third quarter of 2008, the segment recorded a non-recurring charge of $1.5 billion in connection with a new labor agreement. Excluding the impact of these exceptional charges, operating income was $0.1 billion for the three months ended December 31, 2008 as compared with operating income of $2.2 billion for the three months ended

September 30, 2008, primarily due to lower average selling prices and steel shipment volumes. The fourth quarter operating result was also negatively affected by a $74 million asset impairment charge at various locations at ArcelorMittal USA.

Flat Carbon Europe

As from January 1, 2008, the operations of ArcelorMittal Annaba flat and Skopje previously reported in the AACIS segment have been transferred to the Flat Carbon Europe segment. In addition, the entire operations of Galati are reported within Flat Carbon Europe.

Total steel shipments in the Flat Carbon Europe segment were lower at 6.0 million metric tonnes for the three months ended December 31, 2008 as compared with 8.2 million metric tonnes for the three months ended September 30, 2008, in line with the sharp deterioration of global steel markets in the fourth quarter.

Sales were also lower at $7.0 billion for the three months ended December 31, 2008 as compared with sales of $10.1 billion for the three months ended September 30, 2008, due to both lower volumes and prices (a 15.0% decrease in average steel selling price).

The segment recorded an operating loss of $1.4 billion for the three months ended December 31, 2008 representing a sharp decline from operating income of $1.3 billion for the three months ended September 30, 2008. The operating loss included exceptional charges of $1.8 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reductions. Excluding the impact of these exceptional charges, operating income was $0.4 billion for the three months ended December 31, 2008 as compared with $1.3 billion for the three months ended September 30, 2008, due to lower average selling prices and shipment volumes. The operating loss for the fourth quarter was also affected by a $194 million reduction of goodwill12.

Long Carbon Americas and Europe

As from January 1, 2008, the Long Carbon Americas and Europe segment includes the operations of ArcelorMittal Annaba long, Sonasid, Zenica, and the global tubular products business previously reported in the AACIS segment, as well as ArcelorMittal Montreal, which was previously reported in the Flat Carbon Americas segment. The wire drawing businesses have been transferred to the Steel Solutions and Services segment.

Total steel shipments in the Long Carbon Americas and Europe segment were lower at 4.6 million metric tonnes for the three months ended December 31, 2008 as compared with 6.7 million metric tonnes for the three months ended September 30, 2008, in line with the sharp deterioration of global steel markets in the fourth quarter.

_________________________

12 required by IFRS, this amount consists in part of recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting in connection with a reorganization.

Sales were also lower at $5.2 billion for the three months ended December 31, 2008 as compared with $9.5 billion for the three months ended September 30, 2008, due to lower volumes and prices (a 20.7% decrease in average steel selling price).

The segment recorded an operating loss of $0.4 billion for the three months ended December 31, 2008 representing a sharp decline from operating income of $1.8 billion for the three months ended September 30, 2008. The operating loss included exceptional charges of $0.6 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reductions. In the third quarter of 2008, the segment recorded a non-recurring charge of $0.2 billion in connection with a new labor agreement. Excluding the impact of these exceptional charges, operating income was $0.3 billion for the three months ended December 31, 2008, as compared to $1.9 billion for the three months ended September 30, 2008 due to lower average steel selling prices and shipment volumes. The operating loss for the three months ended December 31, 2008 was also increased by $187 million of impairment expenses (consisting primarily of asset impairments of $60 million for Gandrange (France), and $54 million for Zumarraga, Spain, respectively) and $70 million reduction of goodwill13.

Asia Africa and CIS (“AACIS”)

As from January 1, 2008, the AACIS segment excludes the operations of ArcelorMittal Annaba, Sonasid, Zenica, Skopje and the tubular products businesses that were transferred to the respective segments as discussed above.

Total steel shipments in the AACIS segment were lower at 2.2 million metric tonnes for the three months ended December 31, 2008 as compared with 3.3 million metric tonnes for the three months ended September 30, 2008, in line with the sharp deterioration of global steel markets in the fourth quarter.

Sales were also lower at $2.1 billion for the three months ended December 31, 2008 as compared with $4.2 billion for the three months ended September 30, 2008 due to both lower volumes and prices (a 40.4% decrease in average steel selling price).

The segment recorded an operating loss of $0.2 billion for the three months ended December 31, 2008 representing a sharp decline from operating income of $1.5 billion for the three months ended September 30, 2008. The operating loss included exceptional charges of $0.3 billion related to write-downs of inventory and provisions for workforce reductions. Excluding the impact of these exceptional charges, operating income was $0.1 billion for the three months ended December 31, 2008 as compared to $1.5 billion for the three months ended September 30, 2008, due to lower average steel selling prices and shipment volumes.

_________________________

13 As required by IFRS, this reduction of goodwill primarily resulted from the recognition of deferred tax assets on acquired net operating losses not previously recognized in purchase accounting, in connection with a reorganization of legal entities.

Stainless Steel

Total steel shipments in the Stainless Steel segment were lower at 365 thousand metric tonnes for the three months ended December 31, 2008 as compared with steel shipments of 487 thousand metric tonnes for the three months ended September 30, 2008, in line with the sharp deterioration of global steel markets in the fourth quarter.

Sales also decreased to $1.3 billion for the three months ended December 31, 2008 as compared with $2.1 billion for the three months ended September 30, 2008, due to both lower volumes and prices (a 17.7% decrease in average steel selling price).

The segment recorded an operating loss of $247 million for the three months ended December 31, 2008 representing a sharp decline from operating income of $156 million for the three months ended September 30, 2008. The operating loss included exceptional charges of $208 million related to write-downs of inventory and provisions for workforce reductions. Excluding the impact of these exceptional charges, operating loss was $39 million for the three months ended December 31, 2008 as compared with operating income of $156 million for the three months ended September 30, 2008, due to lower volumes and margins.

Steel Solutions and Services

As from January 1, 2008, the operations of ArcelorMittal wire drawing activities which were previously reported within the Long Carbon Americas and Europe segment have been transferred to the Steel Solutions and Services segment.

Total steel shipments in the Steel Solutions and Services segment14 were lower at 3.7 million metric tonnes in the three months ended December 31, 2008 as compared with steel shipments of 4.3 million metric tonnes for the three months ended September 30, 2008.

Sales in the Steel Solutions and Services segment were also lower at $4.3 billion for the three months ended December 31, 2008 as compared with sales of $6.1 billion for the three months ended September 30, 2008, due to both lower volumes and prices (an 18.7% decrease in average steel selling price).

The segment recorded an operating loss of $580 million for the three months ended December 31, 2008 representing a sharp decline from operating income of $343 million for three months ended September 30, 2008. The operating loss includes exceptional charges of $717 million related to write-downs of inventory and provisions for workforce reductions and litigation. Excluding the impact of these exceptional charges, operating income in the third quarter was $137 million for the three months ended December 31, 2008 as compared with $343 million for the three months ended September 30, 2008, due primarily to lower volumes and input price increases.

_________________________

14 Steel Solutions and Services shipments are not consolidated.

Liquidity and Capital Resources

For the three months ended December 31, 2008, net cash provided by operating activities was $5.9 billion as compared with $2.6 billion for the three months ended September 30, 2008. The weaker operating results were offset by a $1.6 billion working capital release and cash proceeds of $2.5 billion from the unwinding of a currency hedging transactions on raw material purchases. Net cash provided by operating activities during the twelve months ended December 31, 2008, decreased to $14.7 billion, as compared with $16.5 billion for the twelve months ended December 31, 2007.

Capital expenditures during the three months ended December 31, 2008 decreased to $1.4 billion, as compared with $1.8 billion for the three months ended September 30, 2008. Capital expenditures for the twelve months ended December 31, 2008, increased to $5.5 billion, as compared with capital expenditures of $5.4 billion for the twelve months ended December 31, 2007. The Company expects to spend approximately $3.0 billion on capital expenditures during 2009, a reduction from a previously announced target of $4.5 billion in light of ongoing weak market conditions.

Investing activities for the three months ended December 31, 2008 also includes proceeds from a reduction of the stake in a German equity investment and other available for sale securities. During the quarter, the Company spent $360 million on M&A activities including $170 million on the acquisition of Koppers Monnesan, USA and $80 million on our joint venture in Gonvarri Brazil.

ArcelorMittal's principal sources of liquidity are cash generated from its operations, its credit lines at the corporate level and various working capital credit lines at its operating subsidiaries.

As of December 31, 2008, the Company’s cash and cash equivalents (including restricted cash and short-term investments) amounted to $7.6 billion as compared to $6.0 billion at September 30, 2008. Net debt at December 31, 2008, which includes long-term debt, net of current portion, plus our payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, was $26.5 billion (versus $32.5 billion as at September 30, 2008). Gearing15 at December 31, 2008 was 45% as compared to 49% at September 30, 2008, and net debt to EBITDA ratio (based on full-year 2008 EBITDA) was lower at 1.1x as compared to 1.2x16 at September 30, 2008. Net debt has decreased primarily due to the increase in operating cash flow, unwinding of hedges and proceeds from disposals. In addition, the Company’s share buy-back program was essentially completed by the end of the third quarter and M&A outlays were substantially reduced. Operating working capital (defined as inventory plus receivables less payables) as at December 31, 2008 decreased to $21.0 billion as compared to $26.5 billion as at September 30, 2008, due to reduction of accounts receivables and inventory, partly offset by accounts payable reduction, and foreign exchange movements. Rotation days17 increased from 82 to 96 days.

_________________________

15 Gearing is defined as (A) long-term debt, net of current portion, plus our payable to banks and current portion of long-term debt, less cash and cash equivalents, restricted cash and short-term investments, divided by (B) total equity.

16 Based on last twelve months EBITDA

17 Rotation days are defined as days of accounts receivable plus days of inventory minus days of accounts payable. Days of accounts payable and inventory are a function of cost of goods sold. Days of accounts receivable are a function of sales.

The Company had total liquidity of $13.4 billion as at December 31, 2008 (as compared with $12.0 billion as at September 30, 2008) consisting of cash and cash equivalents (including restricted cash and short-term investments) of $7.6 billion and $5.8 billion available to be drawn under existing bank lines as at December 31, 2008.

On February 10, 2009, ArcelorMittal secured in principle refinancing commitments from banks for two Forward Start18 facilities totalling $4.8 billion (of which $3.2 billion corresponds to currently unused credit lines and $1.6 billion of indebtedness), subject to certain conditions.  Maturing of new facilities will be 2012.

Annual dividend reduced to 0.75 $/share during 2009 due to exceptional global economic conditions

•

Considering the exceptional global economic conditions, ArcelorMittal’s Board of Directors recommends reducing the quarterly dividend payment to $0.1875 in 2009. The new quarterly dividend payments would take place on March 16, 2009 (an interim dividend), June 15, 2009, September 14, 2009 and December 14, 2009.

•	Once market conditions have normalised, the Board intends to review the dividend policy

2008 Dividend and share buy-backs

During 2008, the Company returned $7.0 billion to shareholders, consisting of $2.6 billion in cash dividends (including $0.5 billion paid to minority shareholders of operating subsidiaries) and $4.4 billion in share buy-backs.

Management gains plan

In September, 2008, the Company announced a Management Gains plan targeting cost reductions of $5 billion over the next 5 years. The Company currently targets to achieve $2 billion fixed cost savings including selling, general and administrative costs by end of 2009.

Recent Developments:

•

On January 31, 2009, ArcelorMittal completed the acquisition of 60% of DSTC FZCO, a newly incorporated company located in the Dubai free zone which will acquire the main business of Dubai Steel Trading Company LLC, a steel distributor in the United Arab Emirates (UAE). The purchase price was $64.5 million.

•

On January 13, 2009, the Company announced that as from January 15, 2009, its shares will trade under the symbol MT on a single order book on the NYSE Euronext European markets (Paris, Amsterdam and Brussels). ArcelorMittal will remain a member of key NYSE-Euronext indices, in particular the CAC40 and the AEX.

_________________________

18 A Forward Start facility is a committed facility to refinance an existing facility upon its maturity.

•

On December 16, 2008, the French Competition Authority (Conseil de la Concurrence) imposed a €301.78 million ($407 million) fine on French subsidiaries of ArcelorMittal active in steel distribution. The fine is the result of an investigation started in 2004 into historical anticompetitive practices in the steel distribution sector in France that allegedly date back to 1999. The Company has made appropriate provisions with respect to the fine. On January 19, 2009, the Company filed an appeal regarding the amount of the fine. Following the announcement of the investigation, the Company reviewed its internal assurance and compliance policies, deepened its training programs and stressed the absolute necessity to be fully compliant with respect to competition law.

•

On December 15, 2008, ArcelorMittal announced it had entered into binding agreements to reduce its interest in Dillinger Hütte Saarstahl AG (“DHS”) from 51.25% to 33.40% through the sale of shares to Struktur-Holding-Stahl GmbH (“SHS”) and DHS. The combined proceeds from the transaction, which include the sale of shares and the dividend proposed for the year 2008, amount to €777 million[19] ($1 billion).

•

On December 15, 2008, Mr. Lakshmi N. Mittal and the Group Management Board of ArcelorMittal met with the Secretariat of the European Works Council to discuss the effects of the financial and economic crisis on the economy and the steel industry. ArcelorMittal and the European Works Council agreed to strengthen social dialogue at the national and local levels in relation to ArcelorMittal’s voluntary separation programs and other local productivity plans.

•

On August 4, 2008, ArcelorMittal, announced that it had signed an agreement to acquire the Koppers’ Monessen Coke Plant from Koppers Inc. Koppers’ Monessen Coke Plant, located in Monessen, Pennsylvania produced 320,000 metric tons of metallurgical coke in 2007. The transaction has been completed on October 1, 2008 with a total payment of $170 million.

For further disclosure about each of these recent developments, please refer to our website www.arcelormittal.com

Outlook for the three months ended March 31, 2009

The Company expects first quarter 2009 EBITDA to be approximately $1 billion due to the full impact of price declines and production cuts.

_________________________

19 The proceeds from the shares amount to €695 million and the remainder as dividend to be received in 2009

ARCELORMITTAL UNAUDITED CONSOLIDATED BALANCE SHEETS

In millions of U.S. dollars	December 31,	September 30,	December 31,
	2008	2008	2007[20]
ASSETS
Current Assets
Cash and cash equivalents, restricted cash and short-term investments	$7,587	$6,047	$8,105
Trade accounts receivable – net	6,737	13,393	9,533
Inventories	24,741	30,173	21,750
Prepaid expenses and other current assets	5,349	7,080	5,940
Total Current Assets	44,414	56,693	45,328

Goodwill and intangible assets	16,119	17,154	15,031
Property, plant and equipment	60,755	63,760	61,994
Investments in affiliates and joint ventures and other assets	11,800	15,982	11,272
Total Assets	$133,088	$153,589	$133,625

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Payable to banks and current portion of long-term debt	$8,409	$10,140	$8,542
Trade accounts payable and others	10,501	17,087	13,991
Accrued expenses and other current liabilities	11,850	12,250	9,676
Total Current Liabilities	30,760	39,477	32,209

Long-term debt, net of current portion	25,667	28,422	22,085
Deferred tax liabilities	6,395	7,639	7,927
Other long-term liabilities	11,036	11,806	9,869
Total Liabilities	73,858	87,344	72,090

Total Shareholders’ Equity	55,198	61,842	56,685
Minority Interest	4,032	4,403	4,850
Total Equity	59,230	66,245	61,535
Total Liabilities and Shareholders’ Equity	$133,088	$153,589	$133,625

_________________________

20 Amounts are derived from the Company’s audited consolidated financial statements for the year ended December 31, 2007.

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS

In millions of U.S. dollars, except shares, per share, employee, iron production and shipment data	Three Months Ended			Twelve Months Ended
	December 31, 2008	September 30, 2008	December 31, 2007	December 31, 2008	December 31, 2007
STATEMENTS OF OPERATIONS DATA
Sales	$22,089	$35,198	$27,993	$124,936	$105,216
Depreciation	(1,243)	(1,354)	(1,125)	(5,043)	(4,138)
Impairment	(588)	(60)	(432)	(1,057)	(432)
Exceptional items[21]	(4,443)	(1,699)	-	(6,142)	-
Operating income (loss)	(3,466)	5,467	3,290	12,236	14,830
Operating margin %	(15.7)%	15.5%	11.8%	9.8%	14.1%

Income from equity method investments and other income	386	386	273	1,653	985
Foreign exchange and other financing costs	236	(287)	(13)	(156)	239
Net interest expense	(640)	(529)	(480)	(2,019)	(1,597)
Revaluation of derivative instruments	(240)	(107)	(53)	(177)	431
Income (loss) before taxes and minority interest	(3,724)	4,930	3,017	11,537	14,888
Income tax (expense) income	1,126	(695)	(345)	(1,098)	(3,038)
Income before minority interest	(2,598)	4,235	2,672	10,439	11,850
Minority interest	(34)	(414)	(237)	(1,040)	(1,482)
Net income (loss)	$(2,632)	$3,821	$2,435	$9,399	$10,368

Basic earnings (loss) per common share	$(1.93)	$2.79	$1.72	$6.80	$7.41
Diluted earnings (loss) per common share	(1.93)	2.78	1.71	6.78	7.40
Weighted average common shares outstanding (in millions)	1,365	1,371	1,418	1,383	1,399
Diluted weighted average common shares outstanding (in millions)	1,365	1,375	1,421	1,386	1,401

EBITDA[22]	$2,808	$8,580	$4,847	$24,478	$19,400
EBITDA Margin %	12.7%	24.4%	17.3%	19.6%	18.4%

OTHER INFORMATION
Total shipments of steel products[23] (million metric tonnes)	17.1	25.6	28.0	101.7	109.7
Total iron ore production[24] (million metric tonnes)	15.5	18.5	17.0	64.7	64.2
Employees (in thousands)[25]	316	326	311	316	311

_________________________

21 During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation. During the third quarter 2008, as per IFRS, the Company recognized a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees.

22 EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items. A reconciliation of EBITDA to operating income is provided in Appendix 3.

23 Steel Solutions and Services shipments are not consolidated.

24 Total of all finished production of fines, concentrate, pellets and lumps (includes share of production and s trategic long term contracts).

25 Employee figures for three months ended September 30, 2008 and December 31, 2008 include scope additions primarily for Russian mines and Unicon offset by disposal of Sparrows Point.

ARCELORMITTAL UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS

In millions of U.S. dollars	Three Months Ended			Twelve Months Ended
	December 31, 2008	September 30, 2008	December 31, 2007	December 31, 2008	December 31, 2007
Operating activities:

Net income (loss)

Adjustments to reconcile net income (loss) to net cash provided by operations:

Minority interests

Depreciation and impairment

Exceptional items[26]

Change in operating working capital[27]

Other operating activity

	$(2,632) 34 1,831 4,443 1,642 559	$3,821 414 1,414 1,699 (5,010) 223	$2,435 237 1,557 - 2,135 (331)	$9,399 1,040 6,100 6,142 (8,070) 41	$10,368 1,482 4,570 - 423 (311)
Net cash provided by operating activities	5,877	2,561	6,033	14,652	16,532
Investing activities:
Purchase of property, plant and equipment	(1,445)	(1,758)	(1,978)	(5,531)	(5,448)
Other investing activities (net)	1,222	(2,464)	(1,679)	(6,897)	(6,461)
Net cash used in investing activities	(223)	(4,222)	(3,657)	(12,428)	(11,909)
Financing activities:
Proceeds (payments) from payable to banks and long-term debt	(3,315)	2,754	420	4,873	1,435
Dividends paid	(594)	(692)	(592)	(2,576)	(2,269)
Share buy-back	-	(1,792)	(1,871)	(4,440)	(2,553)
Other financing activities (net)	-	(6)	62	11	(30)
Net cash provided by (used in) financing activities	(3,909)	264	(1,981)	(2,132)	(3,417)
Net (decrease) increase in cash and cash equivalents	1,745	(1,397)	395	92	1,206
Effect of exchange rate changes on cash	(184)	(55)	339	(376)	634
Change in cash and cash equivalents	$1,561	$(1,452)	$734	$(284)	$1,840

_________________________

26 During the fourth quarter 2008, the exceptional charges amounted to $4.4 billion and related to write-downs of inventory and raw material supply contracts, and provisions for workforce reduction and litigation. During the third quarter 2008, as per IFRS, the Company recognized a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees.

27 Changes in operating working capital is defined as trade accounts receivable plus inventories less trade accounts payable .

  Appendix 1 – Three months ended December 31, 2008

  Unaudited Key financial and operational information

All figures in million of U.S. dollars, except employee, production and shipment data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services

Financial Information[1]

Sales	4,542	7,029	5,180	2,063	1,319	4,306

Depreciation and impairment	330	562	617	148	75	50
Exceptional items[2]	536	1,751	646	291	208	717

Operating loss	(433)	(1,357)	(394)	(159)	(247)	(580)

Operating margin (as a percentage of sales)	(9.5%)	(19.3%)	(7.6%)	(7.7%)	(18.7%)	(13.5%)

EBITDA[3]	433	956	869	280	36	187

EBITDA margin (as a percentage of sales)	9.5%	13.6%	16.8%	13.6%	2.7%	4.3%

Capital expenditure[4]	368	242	352	183	59	99

Operational Information

Crude Steel Production (Thousand metric tonnes)	3,472	5,147	3,740	2,124	376	-

Steel Shipments (Thousand metric tonnes)	3,931	6,020	4,551	2,190	365	3,684

Average Steel Selling price ($/metric tonnes)[5]	1,007	956	997	638	3,260	1,106

Employees (‘000)	31	71	73	100	12	19

1.	As from January 1, 2008, the segment reporting has undergone scope changes to reflect the new management structure of the Group as announced on April 21, 2008.
2.

During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reductions and litigation.

3.	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items. A reconciliation of EBITDA to operating income is provided in Appendix 3
4.	Segmental capex figures include intangible assets.
5.	Average steel selling prices are calculated as steel sales divided by steel shipments. Steel sales exclude sales of coke, coal, direct reduced iron, pig iron, hot metal, slag, by-products, energy etc.

  Appendix 1a – Full Year 2008

  Unaudited Key financial and operational information

All figures in million of U.S. dollars, except employee, production and shipment data.	Flat Carbon Americas	Flat Carbon Europe	Long Carbon Americas and Europe	AACIS	Stainless Steel	Steel Solutions and Services

Financial Information[1]

Sales	27,031	38,300	32,268	13,133	8,341	23,126

Depreciation and impairment	1,228	1,924	1,725	549	343	201
Exceptional items[2]	2,082	1,751	799	291	208	717

Operating income	2,524	2,773	4,154	3,145	383	206

Operating margin (as a percentage of sales)	9.3%	7.2%	12.9%	23.9%	4.6%	0.9%

EBITDA[3]	5,834	6,448	6,678	3,985	934	1,124

EBITDA margin (as a percentage of sales)	21.6%	16.8%	20.7%	30.3%	11.2%	4.9%

Capital expenditure[4]	1,082	1,443	1,195	891	262	280

Operational Information

Crude Steel Production (Thousand metric tonnes)	26,476	34,338	25,198	15,118	2,197	-

Steel Shipments (Thousand metric tonnes)	25,810	33,512	27,115	13,296	1,958	19,143

Average Steel Selling price ($/metric tonnes)[5]	920	1,018	1,055	804	3,976	1,155

Employees (‘000)	31	71	73	100	12	19
1.	As from January 1, 2008, the segment reporting has undergone scope changes to reflect the new management structure of the Group as announced on April 21, 2008.
2.

During the fourth quarter of 2008, the Company recorded exceptional charges amounting to $4.4 billion related to write-downs of inventory and raw material supply contracts, and provisions for workforce reductions and litigation. During the third quarter 2008, as per IFRS, the Company recognized a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees.

3.	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items. A reconciliation of EBITDA to operating income is provided in Appendix 3.
4.	Segmental capex figures include intangible assets.
5.	Average steel selling prices are calculated as steel sales divided by steel shipments. Steel sales exclude sales of coke, coal, direct reduced iron, pig iron, hot metal, slag, by-products, energy etc.

Appendix 2 – Quarterly and full year 2008
Shipments by geographical location

Amounts in thousand tonnes	Q108	Q208	Q308	Q408	12M08
Flat Carbon America:	7,603	7,398	6,878	3,931	25,810
North America[1]	5,937	5,793	5,148	3,044	19,922
South America	1,666	1,605	1,730	887	5,888
Flat Carbon Europe:	9,399	9,882	8,211	6,020	33,512
Long Carbon:	7,780	8,097	6,687	4,551	27,115
North America[2]	1,563	1,447	1,295	790	5,095
South America	1,496	1,595	1,434	1,094	5,619
Europe	4,321	4,565	3,559	2,572	15,017
Other[3]	400	490	399	95	1,384
AACIS:	3,895	3,876	3,335	2,190	13,296
Africa	1,377	1,306	1,418	890	4,991
Asia, CIS & Other	2,518	2,570	1,917	1,300	8,305
Stainless Steel:	528	578	487	365	1,958
Steel Solutions and Services:	5,497	5,690	4,272	3,684	19,143

1.	Includes shipments from Lazaro Cardenas (Mexico) and Dofasco (Canada).
2.	Includes shipments from Sicartsa (Mexico).
3.	Includes tubular products business.

Appendix 2a – Quarterly and full year 2008
EBITDA[1] by geographical location

Amounts in million US dollars	Q108	Q208	Q308	Q408	12M08
Flat Carbon America:	1,284	1,682	2,435	433	5,834
North America[2]	800	1,098	1,580	338	3,816
South America	484	584	855	95	2,018
Flat Carbon Europe:	1,525	2,146	1,821	956	6,448
Long Carbon:	1,414	2,137	2,258	869	6,678
North America[3]	139	315	290	116	860
South America	454	650	905	158	2,167
Europe	766	1,130	1,023	357	3,276
Others[4]	55	42	40	238	375
AACIS:	685	1,385	1,635	280	3,985
Africa	304	474	707	197	1,682
Asia, CIS & Other	381	911	928	83	2,303
Stainless Steel:	259	390	249	36	934
Steel Solutions and Services	205	342	390	187	1,124

1. EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items. A reconciliation of EBITDA to operating income is provided in Appendix 3

2. Includes EBITDA from Lazaro Cardenas (Mexico) and Dofasco (Canada).

3. Includes EBITDA from Sicartsa (Mexico).

4. Includes tubular products business.

Appendix 3 – Unaudited Reconciliation of Operating Income (Loss) to EBITDA

	US Dollars
	Q4 2008	Q3 2008	Q4 2007	12M 2008	12M 2007
Operating income (loss)	(3,466)	5,467	3,290	12,236	14,830
Depreciation & Amortization	1,243	1,354	1,125	5,043	4,138
Impairments	588	60	432	1,057	432
Exceptional charges related to write-downs of inventory and raw material supply contracts (1), provisions for workforce reductions(2), provisions for litigation(3) and labor agreements(4)	4,443	1,699	-	6,142	-
EBITDA(5)	2,808	8,580	4,847	24,478	19,400

(1)

During the fourth quarter, the Company recorded write-downs of inventory and raw material supply contracts amounting to $3.2 billion. In accordance with IFRS, inventories are measured at the lower of cost and net realizable value. Accordingly, the Company tested the recoverability of its inventories by comparing production cost with estimated selling prices (inventories under work in progress and raw material were similarly tested after estimating the completion costs). In addition, under certain contracts, the Company has firm commitments to purchase preset quantities of raw materials at preset prices. The “write-downs” recorded reflect the expected losses upon sale of the finished products in which the raw materials are expected to be incorporated.

(2)	The charge related to provisions for workforce reductions amounts to $0.9 billion and consists of provisions for termination costs under the Company’s workforce reduction programs.
(3)	Provisions for litigation amounted to $0.4 billion.
(4)

During the third quarter of 2008, as per IFRS, the Company recognized a non-recurring expense of approximately $1.7 billion primarily related to vested post-employment benefits in connection with the entry by ArcelorMittal USA into a new labor contract with its union employees.

(5)	EBITDA is defined as operating income plus depreciation, impairment expenses and exceptional items.

Appendix 4

Debt repayment schedule as at December 31, 2008 (in billion $)

	Q109	Q209-Q409	2010	2011	2012	2013	>2013	Total
Term loan repayments
- €12bn syndicated credit facility	-	3.2	3.3	3.3	-	-	-	9.8
- $1.7bn syndicated credit facility	-	-	1.7	-	-	-	-	1.7
Bonds	-	0.1	0.8	-	-	1.5	3.3	5.7
Subtotal	-	3.3	5.8	3.3	-	1.5	3.3	17.2
LT credit facilities
- €5bn syndicated credit facility	-	-	-	-	6.5	-	-	6.5
- $1.5bn syndicated credit facility	-	-	1.5	-	-	-	-	1.5
- €1bn bilateral facilities	-	-	-	-	-	-	-	-
Commercial paper	2.4	-	-	-	-	-	-	2.4
Other loans	1.5	1.2	0.8	0.6	1.2	0.4	0.8	6.5
Total Gross Debt	3.9	4.5	8.1	3.9	7.7	1.9	4.1	34.1

Credit lines available	Equiv. $	Drawn	Available
€5bn syndicated credit facility	$7.0	$6.5	$0.5
$1.5bn syndicated credit facility	$1.5	$1.5	$0.0
$4bn syndicated credit facility	$4.0	$0.0	$4.0
€1bn bilateral facilities	$1.3	$0.0	$1.3
Total committed lines	$13.8	$8.0	$5.8

Euro denominated loans converted at the Euro: $ exchange rate of 1.3917 as at 31.12.08